FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2011

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 6 December, 2011

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION

99                                    Notice to Euronext, Amsterdam dated 6 December, 2011
                                        COMPLETION OF ACQUISITION OF 82% OF CONCERN KALINA

Exhibit 99

UNILEVER COMPLETES ACQUISITION OF 82% OF CONCERN KALINA

London / Rotterdam, December 6th, 2011- Unilever announced today that, further to the announcement made on October 14th, it has obtained the necessary regulatory clearances in Russia and Ukraine, and completed the acquisition of 82% (1) of the outstanding shares of Concern Kalina, Russia's leading Beauty Company.

The transaction will transform Unilever's personal care business in Russia, giving it leading positions in skin care and hair care, as well as establishing a presence in oral care. It will also strengthen and re-balance Unilever's portfolio and competitiveness in Russia, an emerging market with considerable potential and one of Unilever's priority countries.

Important Additional Information - Next Steps

●
The amount paid to acquire the 82% stake is approximately RUB 17.4 billion. This is about RUB 0.7 billion higher than the amount previously announced, reflecting a number of adjustments in respect of cash equivalent items. The enterprise value for 100% of Concern Kalina is unaffected and remains approximately RUB 25.9 billion.

●	Unilever plans to cause Concern Kalina to delist the shares from the Russian Trading System (RTS) and MICEX stock exchanges in December 2011.

●	On or about January 10th, 2012 Unilever will offer to acquire all of the remaining Concern Kalina shares in Russia.

o The price per share is expected to be RUB 4,267.92, as the highest price Unilever paid to the selling shareholders - but will be determined by Russian law.

●
Concurrently, Unilever will offer to all holders of Concern Kalina's American Depositary Shares (ADSs) and Global Depositary Shares (GDSs) a price per ADS/GDS equal to RUB 4,267.92, without interest and less any fees, currency conversion expenses, applicable taxes and government charges.  This amount will be converted to U.S. dollars on or about the date that Unilever pays for the Concern Kalina shares tendered in the Russian offer.

●	On or about January 25th, 2012, information concerning the offer for ADSs/GDSs will be sent to ADSs/GDSs holders.

●	Concurrently, the Russian offer materials will be sent to the remaining Concern Kalina shareholders.

●
Unilever expects that the offers will remain open for approximately 80 calendar days, although the offer for ADSs/GDSs is expected to expire several business days before the expiration of the Russian offer.

●
In addition, if after consummation of the offer, Unilever and its affiliates own shares representing more than 95% of the outstanding shares of Concern Kalina, Unilever intends to purchase any Concern Kalina shares (including those represented by  ADSs/GDSs) not owned by Unilever and its affiliates at a price determined by Russian law

(1)82% of outstanding shares of Concern Kalina acquired by Unilever includes shares being held by the subsidiary of Concern Kalina

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NOTES

The offer to holders of ADSs and GDSs (the "Offer") will be made for the securities of Concern Kalina, a company incorporated under the laws of Russia and will be made in the United States in compliance with Section 14(e) of the Securities Exchange Act of 1934 (the "Exchange Act") and Regulation 14E thereunder. The Offer will be made in the United States by Unilever and no one else. The Offer will be subject to disclosure and procedure requirements of Russia which are different from those of the United States.

Unilever, certain affiliated companies and the nominees or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, shares in Concern Kalina outside the Offer during the period in which the Offer remains open for acceptance. If such purchases or arrangements to purchase are made they will be made outside the United States and will comply with applicable law, including the Exchange Act.

The final terms of the Offer will be contained in the offer document delivered to Concern Kalina. Investors and shareholders of Concern Kalina are strongly advised to read the offer document and related materials as soon as they have been published, as these will contain important information.

About Unilever

Unilever works to create a better future every day. We help people feel good, look good and get more out of life with brands and services that are good for them and good for others.

Unilever is one of the world's leading suppliers of fast moving consumer goods with strong operations in more than 100 countries and sales in 180. Consumers buy 170bn Unilever packs around the world every year, and our products are used over two billion times a day.

Our portfolio includes some of the world's best known and most loved brands including twelve €1 billion brands, and global leadership in many categories in which we operate. The portfolio features iconic brands such as: Knorr, Hellmann's, Lipton, Dove, Vaseline, Persil, Cif, Marmite and Pot Noodle. We have around 167,000 employees in over 100 countries, and generated annual sales of €44.3 billion in 2010. For more information about Unilever and its brands, please visit www.unilever.com

Unilever is Food Industry Leader in the Dow Jones Sustainability World Indexes for the 13th year running. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. We are also ranked 7th in the Global 100 Most Sustainable Corporations in the World, a list compiled by Corporate Knights Magazine. We achieved Platinum Plus standard in the UK's Business in the Community Corporate Responsibility Index 2009, and were named Company of the Year in 2010.

About Concern Kalina

Today, Concern Kalina is one of the leading Russian personal care manufacturers offering a wide spread of products to its consumers in Russia and the CIS.

Concern Kalina works to build the leading brands in Beauty sectors of the market. Key pillars to success of the corporate strategy have been consumer-centric marketing; focus on fastest-growing products and growth across key categories and geographies.

Concern Kalina develops strong brands in the key segments of Russian personal care market. The leading brands of the company are Black Pearl, Clean Line, 100 Recipes of Beauty and Silky Hands in skin care, and 32 and Forest Balsam in oral care.

Concern Kalina is a public company and follows advanced international standards of corporate governance. The Company's shares are listed on the RTS and MICEX stock exchanges, as well as on the foreign over-the-counter market in the form of ADR/GDR.

Forward-looking Statements

Statements in this release that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: Unilever's ability to consummate the purchase of additional Concern Kalina shares, to achieve the synergies and value creation contemplated by the transaction and to promptly and effectively integrate the businesses of Concern Kalina and Unilever.